SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17 OR 15d-17 THEREUNDER

                                Teltronics, Inc.
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                 (Exact name of issuer as specified in charter)

             2150 Whitfield Industrial Way, Sarasota, Florida 34243
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                    (Address of principal executive offices)

Issuer's telephone number, including area code:    941-753-5000
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                I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:       Common Stock $.001 par value
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2.   Number of shares outstanding before the change:       2,610,168
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3.   Number of shares outstanding after the change:        3,360,168
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4.   Effective date of change:     September 20, 1996
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5.   Method of change:
          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock
          for treasury, etc.):   Acquisition of Assets
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     Give brief description of transaction:    Acquisition of assets by
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     Company's wholly-owned subsidiary, SRX of Florida, Inc.
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                       II.   CHANGE IN NAME OF ISSUER

1.   Name prior to change:
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2.   Name after change:
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3.   Effective date of charter amendment changing name:
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4.   Date of shareholder approval of change, if required:
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Date:     October 25, 1996         /s/ Ewen R. Cameron, President & CEO
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                                   (Officer's signature & title)